FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

Any plans presented herein are subject to the closing of the transaction, and, where applicable, consultation with employee representatives and fulfilment of legal conditions.

EMPLOYEE FAQ

General

1.              What has been announced today?

•             We have announced Nokia and Alcatel-Lucent firm intention to combine the two companies to create a global leader in broadband, IP networking, Cloud technology and Services.

2.              Why is Nokia planning this deal?

•             We firmly believe that this is the right transaction at the right time. The transaction, once completed, is expected to create a new European technology champion with the scope and scale to be the global leader in broadband, IP networking, Cloud technology and Services. The new company will have the industry’s strongest patent portfolio.

•             We are already hard at work in developing the networks of the future. The combined company would allow us to accelerate our work in this exciting new dimension of telecommunications.

3.              Does this change our overall strategy?

•             The transaction is in line with our goal to be a technology leader for a connected world. Our combined businesses are expected to position us even better for the future.

4.              What will the new company be called?

•             Nokia Corporation

Transaction

5.              When is the transaction expected to close?

•             We expect the transaction to close in the first half of 2016, at the earliest.

•             This announcement is just a first step. Over the following months we will go through various approval processes to complete the transaction.

•             Until then, it is integral that every team stays focused on their current targets, creating value through our operations while a separate team will work on the transaction preparations.

6.              When will we start working with Alcatel-Lucent?

•             This is expected to take place only when the deal closes, which is expected for the first half of 2016, at the earliest. Until then, Nokia and Alcatel-Lucent remain two entirely separate companies and will continue to operate as such.

•             It is integral that every team stays focused on their current targets, creating value through our operations while a separate team will work with the transaction preparations.

7.              Am I allowed to get in touch with Alcatel-Lucent?

•             Please continue with your work as you have done in the past. Nokia and Alcatel-Lucent remain separate companies.

8.              How do I behave when interacting with Alcatel-Lucent regarding tenders, deals and partnerships?

•             There are no changes to the rules of conduct regarding the interaction with Alcatel-Lucent.

9.              We are partnering with competitors of Alcatel-Lucent, how do we deal with them?

•             There will be no changes to our relationships with partners until the transaction is completed — which is expected in the first half of 2016, at the earliest. We are of the firm belief that partnerships are essential to our success, and that the technology ecosystem needs more partnerships, not less.

10.       How do we deal with customers that have both us and Alcatel-Lucent as their providers?

•             Nokia and Alcatel-Lucent remain separate companies until the transaction closes — which is expected to happen in the first half of 2016, at the earliest.

11.       How do we respond to customers when they ask about our future business structure?

•             Our future business structure will be defined after the transaction is completed, which will be in the first half of 2016, at the earliest.

•             We will keep our strong customer focus.

•             We have learned invaluable lessons regarding the integration of companies during our recent and relevant integration experiences. We would build on these learnings to make the expected integration of Nokia and Alcatel-Lucent as seamless as possible.

12.       How will the transaction impact operations and clients in key markets?

•             We would enhance our scope and scale and will be an innovation powerhouse with a massive combined R&D capability and strengths also in future technologies such as 5G, software defined networking, Cloud and analytics.

•             The company will maintain a strong focus on productivity, lean operations and quality.

•             We are convinced that this would positively impact both our operations and customers.

13.       Is our leadership going to change? Will Rajeev Suri remain CEO?

•             Risto Siilasmaa is expected to serve as Chairman, and Rajeev Suri as Chief Executive Officer. The combined company’s Board of Directors is planned to have nine or ten members, including three members from Alcatel-Lucent, one of whom would serve as Vice Chairman.

14.       What are the immediate changes in Nokia’s operations and day-to-day business as a result of the announcement?

•             There are no immediate changes to our operations and day-to-day business.

•             We should focus on our current performance and tasks. It is important that everyone stays focused on delivering great products and services.

15.      Will we continue to use the Nokia brand?

•             The business is expected to operate under the Nokia brand name and intends to retain the Bell Labs brand to host its networks-focused innovation activities.

Synergies

16.       In which areas do we expect the greatest synergy potentials and how will this affect headcount?

•             Synergy-related efficiencies are an important part of the rationale behind this transaction. Creating a long-term, structural cost advantage will help secure the prospects for both current and future employees.

•             Some of these expected synergies relate to areas of overlap and there may be headcount impacts.

•             We will look for synergies from other areas as well — such as procurement.

•             If reductions will be necessary, we will do our best to manage them in an open and fair way, and will, of course, communicate with employees and their representatives (including, when applicable, consulting with works councils) throughout the process.

•             Please bear in mind that these kinds of discussions would only take place after closing, presumably in the first half of 2016, at the earliest.

17.       You made job commitments in France. Does this mean jobs will primarily be cut in other markets?

•             Detailed resource assessments are expected to be made as part of the integration planning process after the closing of the transaction. No actions will be taken until after closing, presumably in the first half of 2016, at the earliest.

18.       Given the stricter labour laws throughout Europe, can we expect to see most job cuts throughout Asia and the Americas?

•             Detailed resource assessments are expected to be made as part of the integration planning process after the closing of the transaction.

19.       We are expanding our global footprint but equally have redundancies in the regions — is there a plan in place how to deal with these?

•             No decisions have been made regarding our global footprint and future business structure. These decisions will be made after the transaction is completed, which is expected to happen in the first half of 2016, at the earliest.

20.       Nokia and Alcatel-Lucent have offices, production sites and R&D facilities in the same cities / regions. How will you deal with this situation?

•             No decisions have been made regarding our global footprint and future business structure. These decisions will be made after the transaction is completed, which is expected to happen in the first half of 2016, at the earliest.

21.       We recently announced a new CO structure. Does this combination mean that we will change the CO structure again?

•             There are no immediate changes to our operations and day-to-day business. The recently established structure for CO continues to operate as previously communicated, with the appointed leaders heading their markets.

Strategy

22.       Our strategy so far was focusing on mobile broadband, now we’re widening our scope with offerings including fixed line and optics, which we divested earlier. How does this fit into our overall strategy?

•             With this transaction we expect to accelerate our strategy and create a global leader in broadband, IP networking, Cloud technology and Services. We expect to create a global leader that will have unparalleled innovation capabilities and deep expertise in the technologies of tomorrow, including Software, IP networking, Cloud Architecture and Software, and Networks Analytics.

•             We expect to create a global leader that has the scope to enable seamless connectivity for people and things; connectivity that spans internet access, television and telephony — both at fixed locations and while in motion.

•             We expect to create a global leader with the R&D and service scale to pursue top positions in every area we choose to compete, to drive profitable growth and to meet the needs of customers of all kinds.

23.       We have closed down manufacturing sites in many regions — what is going to happen with the Alcatel-Lucent manufacturing sites in respective countries?

•             No decisions have been made regarding our global footprint and future business structure. These decisions will be made after the transaction is completed, which is expected to happen in the first half of 2016, at the earliest.

24.       Will Nokia look to divest any of its businesses?

•             No decisions have been made regarding our global footprint and future business structure. These decisions will be made after the transaction is completed, which is expected to happen in the first half of 2016, at the earliest.

•             We have announced a strategic review of HERE, our mapping and location intelligence business. There is no guarantee at this stage as to the outcome of the strategic review, or whether it will result in a transaction.

Employment & Benefits

25.       Will the announcement have an immediate effect on my job?

•             No.

26.       Will this affect my position?

•             No organizational changes will take place due to this announcement until closing. Organizational decisions will be made after the transaction is completed, which is expected to happen in the first half of 2016, at the earliest.

27.       Will my goals and objectives change?

•             No. We should focus on our current performance and tasks. It is important that everyone stay focused on delivering great products and services.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected customer reach of the combined group; expected financial results of the combined group; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined group and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

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